10026266

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 26 2010
Washington, DC

SEC FILE NUMBER
8-67847

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THE CATAMOUNT GROUP, LLC

OFFICIAL USE ONLY
146734
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2945 MILLERS FERRY ROAD
(No. and Street)

CALHOUN (City) GA (State) 30701 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEPHEN J. WIRSCH 706-403-4079
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HLB GROSS COLLINS, PC
(Name – *if individual, state last, first, middle name*)

3330 CUMBERLAND BOULEVARD (Address) ATLANTA (City), GA (State) 30339 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STEPHAN J. WIRSCH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of THE CATAMOUNT GROUP, LLC, as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CYNTHIA V. WHARTON
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN MANHATTAN COUNTY
REG. NO. 01WH6184583
MY COMMISSION EXPIRES 4-7-2012

2-25-10

Signature

CCO

Title

Cynthia V. Wharton

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE CATAMOUNT GROUP, LLC

FINANCIAL STATEMENTS

Years Ended December 31, 2009 and 2008

THE CATAMOUNT GROUP, LLC

CONTENTS

HLB Gross Collins
Certified Public Accountants and Consultants

INDEPENDENT AUDITORS' REPORT

To the Members of

The Catamount Group, LLC

We have audited the accompanying statements of financial condition of

THE CATAMOUNT GROUP, LLC

as of December 31, 2009 and 2008, and the related statements of income, changes in members' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Catamount Group, LLC as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included on pages 11 through 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

HLB Gross Collins, P.C.

Atlanta, Georgia
February 25, 2010

3330 Cumberland Blvd., Suite 900 Atlanta, GA 30339 (P) 770-433-1711 (F) 770-432-3473
www.hlbgrosscollins.com "Local In Touch - Global In Reach"
HLB Gross Collins, P.C. is a member of HLB International, a worldwide network of accounting firms and business advisors

THE CATAMOUNT GROUP, LLC

STATEMENTS OF FINANCIAL CONDITION

December 31, 2009 and 2008

	2009	2008
ASSETS		
Cash and cash equivalents	$ 57,447	$ 37,009
Accounts receivable (Note 5)	-	7,728
Accounts receivable, related party (Note 7)	50,625	-
Intangible asset, net (Note 4)	1,170	1,350
Property and equipment, net (Note 3)	407	11,049
TOTAL ASSETS	$ 109,649	$ 57,136
LIABILITIES		
Accounts payable	$ 2,855	$ 8,876
Deferred income (Note 6)	35,717	-
Other liabilities	2,500	-
TOTAL LIABILITIES	41,072	8,876
MEMBERS' EQUITY		
MEMBERS' EQUITY (Note 8)	68,577	48,260
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 109,649	$ 57,136

The accompanying Notes to Financial Statements are an integral part of these financial statements.

THE CATAMOUNT GROUP, LLC

STATEMENTS OF INCOME

Years Ended December 31, 2009 and 2008

	2009	2008
REVENUES:		
Investment advisory fee	$ 208,337	$ 254,000
Interest income	85	73
TOTAL REVENUES	208,422	254,073
EXPENSES:		
Professional fees	54	732
Licenses and registration fees	339	30
Dues and subscriptions	505	3,411
FINRA fees / assessments	4,760	-
Rent expense	1,200	1,200
Consulting fees	1,680	775
Communications	9,547	9,023
Insurance	-	350
Auto allowance	11,000	12,000
Bad Debts	25,000	-
Travel	11,038	4,626
Meals and entertainment	1,855	594
Amortization costs	180	-
Depreciation expense	10,406	-
Loss on disposal of assets	236	-
Other expenses	3,497	3,116
TOTAL EXPENSES	81,297	35,857
NET INCOME	$ 127,125	$ 218,216

The accompanying Notes to Financial Statements are an integral part of these financial statements.

THE CATAMOUNT GROUP, LLC

STATEMENTS OF CHANGES IN MEMBERS' EQUITY

December 31, 2009 and 2008

	Members' Equity
Balance at December 31, 2007	$ 10,240
Net income	218,216
Capital contributions	-
Capital withdrawals	(180,196)
Balance at December 31, 2008	$ 48,260
Net income	127,125
Capital contributions	-
Capital withdrawals	(106,808)
Balance at December 31, 2009	$ 68,577

The accompanying Notes to Financial Statements are an integral part of these financial statements.

THE CATAMOUNT GROUP, LLC

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2009 and 2008

	2009	2008
CASH, BEGINNING OF YEAR	$ 37,009	$ 10,422
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	127,125	218,216
Adjustments to reconcile net income to net cash provided by (used in) operating activities		
Amortization expense	180	-
Depreciation expense	10,406	-
Loss on disposal of assets	236	-
Changes in assets (increase) decrease		
Accounts receivable	7,728	(4,486)
Accounts receivable, related party	(50,625)	-
Changes in liabilities increase (decrease)		
Accounts payable	(6,021)	2,299
Deferred income	35,717	-
Other liabilities	2,500	-
NET CASH PROVIDED BY OPERATING ACTIVITIES	127,246	216,029
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property, plant, and equipment	-	(9,246)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital withdrawals	(106,808)	(180,196)
NET INCREASE IN CASH	20,438	26,587
CASH, END OF YEAR	$ 57,447	$ 37,009
SUPPLEMENTAL CASH FLOW DISCLOSURES:		
Interest received	$ 85	$ 73

The accompanying Notes to Financial Statements are an integral part of these financial statements.

(1) Description of Business

Description of the business – The Catamount Group, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a Georgia Limited Liability Company formed on December 13, 2006 and began operations in January 2007. The Company's registration as a broker-dealer with the SEC became effective on August 14, 2008. The Company serves the mid-sized manufacturing, distribution and business services, providing strategic business services which include, strategic planning, interim management, private placement, mergers and acquisitions (buying and selling), closely held and family business transition planning, business valuation and interim/crisis management.

(2) Summary of significant accounting policies

In June 2009, the Financial Accounting Standards Board ("FASB") issued SFAS No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles,* which was primarily codified into FASB ASC 105, *Generally Accepted Accounting Standards*. This standard is the single source of authoritative non-governmental U.S. generally accepted accounting principles ("GAAP"), superseding all existing accounting literature issued by existing FASB, American Institute of Certified Public Accountants ("AICPA"), Emerging Issues Task Force ("EITF"), and all other relevant accounting literature. Also included is relevant Securities and Exchange Commission guidance organized using the same topical structure in separate sections. This guidance is effective for financial statements issued for reporting periods that end after September 15, 2009. This guidance impacts the Company's financial statements and related disclosures as all references to authoritative literature reflect the newly adopted codification.

Basis of preparation - These financial statements have been prepared in accordance with U.S. generally accepted accounting principles.

Estimates - The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires the use of estimates based on management's knowledge and experience. Due to their prospective nature, actual results could differ from those estimates.

Revenue and cost recognition - Revenues from investment advisory and consulting services are contingent upon the successful completion of services provided. Revenue is recognized on the date of settlement or closing of a transaction and when the income is reasonably determinable. All related expenses arising from these transactions are also recorded in the same period in which the revenues are earned. The Company requires a retainer under contracts with certain customers to secure the services of the Company. Such fees are used by the Company to cover associated costs of providing services. Management defers recognizing any revenues until the earnings process is complete. The earnings process is complete when services, as outlined in each client agreement, have occurred.

(2) Summary of significant accounting policies (continued)

Cash and cash equivalents - The Company considers all highly liquid investments with an original maturity of less than three months, and not held for sale in the ordinary course of business, to be cash and cash equivalents.

Depreciation - The straight-line method of depreciation is used for computing depreciation on all property and equipment. Depreciation is based on estimated useful lives of 2 years for office equipment.

Intangible assets – Intangible assets consist of organizational costs for the Company's logo and website and is amortized straight-line over its estimated useful life of 15 years.

Income Taxes - The Company, with the consent of its members, is organized as a limited liability company for income tax purposes and has elected to be taxed as a partnership. The members of the Company are responsible for income taxes on the Company's taxable income. Accordingly, no provision or liability for federal income taxes has been included in the accompanying financial statements. The Company's policy is to make cash distributions for the payment of taxes by the members.

On July 13, 2006, the Financial Accounting Standards Board ("FASB") released FASB Interpretation No. 48 *Accounting for Uncertainty in Income Taxes* (primarily codified by FASB ASC 740, *Income Taxes*). FASB ASC 740 provides guidance for how uncertain tax provisions should be recognized, measured, presented and disclosed in the financial statements. FASB ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions would "more-likely-than-not" be sustained if challenged by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year.

In September 2009, the FASB issued Accounting Standards Update ("ASU") No. 2009-06, Income Taxes (Topic 740) *Implementation Guidance on Accounting for Uncertainty in Income Taxes and Disclosure Amendments for Nonpublic Entities*. This ASU provides further guidance on the application of FASB ASC 740 as it relates to uncertainty in income taxes and eliminates certain disclosure requirements for nonpublic companies. This guidance is effective for financial statements issued for interim and annual periods that end after September 15, 2009.

Effective January 1, 2009, the Company adopted FASB ASC 740. The adoption of FASB ASC 740 did not have a material effect on the financial statements of the Company. Management is unaware of any unrecognized tax positions in existence as of December 31, 2009.

(2) Summary of significant accounting policies (continued)

Fair value of financial instruments - The financial instruments consist of cash and cash equivalents, accounts payable and other short term assets and liabilities. The book values of these financial instruments approximate their fair values, principally because of their short-term maturities.

(3) Property and equipment

Property and equipment consist of the following:

	2009	2008
Cost		
Office equipment	$ 8,123	$ 11,049
Less accumulated depreciation	(7,716)	-
Property and equipment, net	$ 407	$ 11,049

The Company started depreciating office equipment in 2009. Depreciation expense charged to operations was $10,406 in 2009.

(4) Intangible asset

Intangible asset subject to amortization consist of the following:

	2009	2008
Cost		
Intangible asset	$ 1,350	$ 1,350
Less accumulated amortization	(180)	-
Intangible asset, net	$ 1,170	$ 1,350

Amortization expense for intangibles is $90 per year. The estimated aggregate amortization expense for each of the next five years and thereafter are summarized as follows:

Years ending December 31,	Amount
2010	$ 90
2011	90
2012	90
2012	90
2013	90
Thereafter	720
Total	$ 1,170

(5) Accounts receivable

Management routinely assesses the financial strength of its customers and, as a consequence believes accounts receivable are stated at the net realizable value and credit risk exposure is limited. Account balances with invoices over 30 days old are considered delinquent. The Company considered all accounts receivable to be fully collectible as of December 31, 2008, accordingly, was no allowance for doubtful accounts was required. If amounts become uncollectible, they are charged to operations when that determination is made. Bad debt expense was $25,000 in 2009. There was no bad debt expense in 2008.

(6) Deferred income

On December 31, 2009, the Company entered into a contract with one of its customers whereby the customer paid a retainer fee of $50,000. The Company had previously provided services to this company and deferred an estimated fee of $35,717 for services yet to be rendered.

(7) Related party transactions

Accounts receivable, related party, consists of outstanding loans receivable from an officer-member in the amount of $50,625 as of December 31, 2009. There are no fixed repayment terms or interest charge on this receivable and management believes that the receivable is fully collectible.

Service income includes $5,000 of success fee income resulting from a related party's investment in one of the Company's customers.

The Company leases office space from a relative of an owner-member under an operating lease agreement. Rent expense was $1,200 in 2009 and 2008. The lease agreement is renewable annually. Minimum lease commitment for the operating lease is $1,200 per year.

(8) Members' equity

The Company was formed on December 13, 2006, and commenced operations in January 2007 as a limited liability company ("LLC") in accordance with the Georgia Limited Liability Company Act. The Company does not have a termination date. Simultaneously with the formation of the Company, the Company's members entered into an operating agreement on December 13, 2006 (the Operating Agreement).

The Company is a two-member LLC. The members of the Company made initial capital contributions totalling $500. Capital withdrawals were $106,808 and $180,196 in 2009 and 2008, respectively. Additional capital contributions and withdrawals are allowed, subject to the terms as defined in the Operating Agreement.

(9) Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, or 8 to 1 for twelve months after commencing business as a broker dealer (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2009, the Company had net capital of $16,375, which was $11,375 in excess of its required net capital of $5,000. The Company's net capital ratio was 2.51 to 1 as of December 31, 2009. At December 31, 2008, the Company had net capital of $28,132, which was $23,132 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.32 to 1 as of December 31, 2008.

(10) Concentration risks

The Company maintains its cash and cash equivalents in bank accounts which at times may exceed federally insured limits. The Company does not believe it is exposed to any significant credit risk in such account.

The Company is engaged in contract agreements with various counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty on a case by case basis.

Three customers accounted for approximately $193,000 or 93% of the Company's revenue in 2009 and two customers accounted for approximately $220,000 or 87% of the Company's revenue in 2008. There was no accounts receivable outstanding from these customers at December 31, 2009. Accounts receivable of $5,085 was due from one of the customers as of December 31, 2008.

(11) Subsequent events

The Company has evaluated subsequent events through February 25, 2010, the date which the financial statements were available to be issued, and has determined that there were no subsequent event matters that require recognition or disclosure in the financial statements.

ADDITIONAL INFORMATION

THE CATAMOUNT GROUP, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2009 and 2008

		2009		2008
NET CAPITAL				
Total member's equity	$	68,577	$	48,260
Deductions and/or charges:				
Property and equipment		407		11,049
Accounts receivable		-		7,728
Accounts receivable, related party		50,625		-
Intangible asset		1,170		1,350
Net Capital	$	16,375	$	28,133
Aggregate indebtedness:				
Accounts payable		2,855		8,876
Deferred income		35,717		
Other liabilities		2,500		-
Total aggregate indebtedness	$	41,072	$	8,876
Computation of basic net capital requirement				
Minimum net capital required	$	5,000	$	5,000
Excess net capital	$	11,375	$	23,133
Ratio: Aggregate indebtedness to net capital		2.51 to 1		0.32 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2009 and 2008.

THE CATAMOUNT GROUP, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2009 and 2008

The Company is exempt from the requirements of Securities and Exchange Commission Rule 15c3-3 as it is operating under the k(2)(i) exemption.

THE CATAMOUNT GROUP, LLC

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2009 and 2008

The Company is exempt from the requirements of Securities and Exchange Commission Rule 15c3-3 as it is operating under the k(2)(i) exemption.

HLB Gross Collins
Certified Public Accountants and Consultants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 (g) (1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Members of

The Catamount Group, LLC.

In planning and performing our audit of the financial statements of The Catamount Group, LLC (the "Company") as of December 31, 2009 and 2008 and for the years then ended in accordance with U.S. generally accepted auditing standards, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5 (g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with U.S. generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate as of December 31, 2009 and 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Members, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

HLB Gross Collins, P.C.

Atlanta, Georgia
February 25, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067847 FINRA DEC
THE CATAMOUNT GROUP LLC 13*13
2945 MILLER FERRY RD SW
CALHOUN GA 30701-7538

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

STEPHEN WIRSELL 706-403-4079

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 412.39

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (150.00)

2/7/09
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 262.39

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 262.39

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 262.39

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

THE CATAMOUNT GROUP, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CEO
(Title)

Dated the 15th day of FEBRUARY, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 12/31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 170,837
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	-0-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
Consulting - Caspian & Fide	5,880
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	5,880
2d. SIPC Net Operating Revenues	$ 164,957
2e. General Assessment @ .0025	$ 412.39
	(to page 1 but not less than $150 minimum)